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Exhibit 18.1

[BDO Seidman, LLP Letterhead]

August 11, 2008

Mr. Chris E. Williford, Chief Financial Officer
Abraxas Petroleum Corporation
Abraxas Energy Partners, L.P.
500 North Loop 1604 East, Suite 100
San Antonio, Texas 78232

Dear Mr. Williford:

        As stated in the consolidated financial statements of Abraxas Petroleum Corporation ("Company" or "Predecessor") for the years ended December 31, 2006 and 2005 for the period from January 1, 2007 through May 24, 2007 and as stated in the consolidated financial statements of Abraxas Energy Partners, L.P. ("Partnership" or "Successor") for the period from May 25, 2007 through December 31, 2007 (collectively known as "Abraxas"), Abraxas changed their method of presenting derivative contract gains and losses arising from those derivative contracts which have not been designated as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", from presenting such gains and losses as part of Abraxas' revenues to presenting them as an "other" item. Abraxas states that this presentation is preferable to its previous method because the gains (losses) from these forward contracts are not generated in transactions with customers (which is a defining characteristic of operating revenue) and are subject to significant fluctuations in value which could, in periods of rapidly increasing commodity prices, give rise to Abraxas reporting negative revenue. Additionally, Abraxas noted that other oil and gas entities often elect to treat the gains (losses) from similar type forward contracts as other income (expense) rather than revenue. Treatment by Abraxas in the same manner thus offers more useful comparability of their results with those of its peer group. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in classification within the statement of operations.

        It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative classifications of derivative instruments not designated as hedges. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one classification among a series of alternatives. However, for purposes of Abraxas' compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

        Based on our audit, we concur in management's judgment that the newly adopted classification within the statement of operation described above is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP

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  Exhibit 18.1